Attachment – SEC Memorandum April 28, 2009

Does the Company have any current plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings?

The Company has no current plan, proposals or arrangements to issue any of the newly available authorized common stock at this time. In the future, however, the Board of Directors anticipates that the Company may need to raise additional capital for development and anticipated production costs. The Company may issue shares of common stock in connection with such financing transactions and for corporate purposes which the Board believes are in the best interest of the Company and its shareholders.

What are the possible anti-takeover implications in increasing the number of authorized shares of common stock?

The amendment to the Articles of Incorporation to increase the authorized number of shares of common stock from 100,000,000 to 200,000,000 as proposed could adversely affect the ability of third parties to take over or change the control of the Company. The issuance of additional common stock may, under certain circumstances, create voting impediments with respect to changes in control of the Company or dilute the stock ownership of holders of common stock seeking to obtain control of the Company. The ability of our Board to cause the Company to issue substantial amounts of common stock without the need for shareholder approval could discourage potential acquirers and therefore deprive shareholders of benefits they might otherwise obtain from an attempt to acquire ownership or control of the Company, such as selling their shares at a premium over market price. Moreover, the issuance of common stock to persons friendly to the Board of Directors could make it more difficult to remove incumbent directors from office even if such change would serve the interests of the Company and its shareholders. For the foregoing reasons, the rights of the existing holders of common stock will be subject to, and may be adversely affected by, the future issuance of common stock.

While the proposed amendment may have anti-takeover ramifications, the Board believes that the benefits it would confer on the Company outweigh any potential disadvantages, including enhanced ability to finance purchases and secure capital. Notwithstanding the foregoing, the Board has no present intention to issue the authorized common stock for any defensive or anti-takeover purpose, subject to the exercise of its fiduciary duties to the Company and its shareholders. Rather, the Board intends to issue common stock only for the purpose of facilitating capital-raising transactions and for other corporate purposes which the Board believes are in the best interests of the Company and its shareholders.